UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London, EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Announces Repurchase of Ordinary Shares

Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) announced today that it has repurchased the following number of its ordinary shares pursuant to the Company’s $500 million share repurchase program announced on July 1, 2025.

Class of Shares (e.g., ordinary/preference, etc.)	Number of shares purchased	Nominal value of each share	Date the shares were delivered to the Company	Maximum price paid for shares	Minimum price paid for shares
Ordinary	91,900	$0.10	07/17/2026	$10.98	$10.72
Ordinary	472,200	$0.10	07/24/2026	$11.03	$10.21
Ordinary	381,493	$0.10	08/03/2026	$10.66	$10.10

The aggregate amount paid by the Company for the 945,593 ordinary shares listed in the table above was $9,999,995.34. The repurchased shares are being held in treasury.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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